November 18, 2005


VIA FEDERAL EXPRESS


Mr. Daniel L. Gordan
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

Re:      AmeriResource Technologies, Inc.
         Form 10-KSB for the year ended December 31, 2004
         Filed on April 15, 2005
         File No. 0-20033

Dear Mr. Gordan:

         We have received your letter dated August 4, 2005, containing comments on the above referenced documents.

         We acknowledge that the disclosure in the filing is our responsibility. We acknowledge that staff comment or changes in response to staff comment in the proposed disclosure in the registration statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. We also represent to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and we represent that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve us from our full responsibility for the adequacy and accuracy of the disclosures in the filing.

         Following please find our responses, numbered to correspond to each of your comments.

Form 10-KSB

Consolidated Statement of operations, page F-5

1. Please revise to include your revenue recognition policy within your footnotes to the financial statements. Also, tell us what business your revenues are being derived from.


RESPONSE:

Audited Financials will be adjusted to reflect revenue recognition policy, and explain where revenues are derived from.

2. Tell us how you determined that there were no costs of goods sold for the revenues that you generated during the last two years.

RESPONSE:

The revenue generated was miscellaneous consulting revenue. There were no direct costs associated with the production of this income.

3. Please revise to provide the weighted average common shares outstanding for each period presented.

RESPONSE:

Our Audited Financial statements will be revised to show the weighted average common shares outstanding for each period.


Consolidated Statement of Shareholders Equity, Page F-6

4. In the consolidated statement of stockholders equity, we note the amount disclosed as fractional shares and rounding from splits. Please tell us how this was calculated.

RESPONSE:

The Company has had several reverse splits, and adjustments over the past several years. A reconciliation of the Company books to the books of the transfer agent revealed several rounding and fractional share adjustments because of the large number of shares outstanding over the past several years. This adjustment was necessary to reconcile the Company books to the books of the transfer agent.

Consolidated Statement of Cash Flows, page F-7

5. We note the repayment of debt for $100,000 in the consolidated statement of cash flows. Please tell us what debt was repaid and reference the applicable footnote disclosure. It appears from the Statement of Stockholders' Equity that you issued 5,000,000 shares to reduce a note payable. If this is the case, why does this amount show up as a $100,000 outflow on the cash flow statement? Please note that only transactions that involve the exchange of cash should be recorded on the cash flow statement.



RESPONSE:

The transaction reflected the settlement of an officer's accrued salary in exchange for common stock. However, this transaction did not involve $100,000 in cash. Accordingly, the Statement of Cash Flows will be adjusted to reflect this.

6. We note the use of shares of common stock to acquire ownership interests in various companies throughout 2004. Please update your disclosure of non-cash investing and financing activities to include these non-cash transactions. Please refer to FAS 95 paragraph 32.


RESPONSE:

The Statement of Cash Flows will be adjusted to reflect these non-cash investing activities.

7. Please tell us where the non-cash services through issuance of stock in the amount of $746,517 are recorded on the income statement.


RESPONSE:

The Statement of Cash Flows will be adjusted to reflect the issuance of stock for services. The amount recorded on the Statement of Cash flows includes non-cash services, and other items.


Note 1. Summary of Significant Accounting Policies


Nature of Business and Business Combinations, page F-8

8. It appears from your financial statements and other parts of the document that you have purchased and sold a number of businesses over the years. Please revise to clearly discuss each business that you are currently involved in and which businesses are generating revenues. We are unable to determine what the company's current business is from the disclosures that are included in the financial statements.

RESPONSE:

The footnotes to the financial statements will be expanded with the following language to explain the various entities that have been purchased, and the entities that have been sold, or abandoned. During the year ended December 31, 2004, the Company acquired two operating businesses that had no significant income. The businesses included RoboServer Systems Corp. and Net2Auction, Inc. RoboServer developed software for application in the restaurant industry. The software was in the development stage during all of 2004, and no revenues were derived. We anticipate revenues from this software during 2006. Net2Auction established eBay drop-off locations by forming agreements with Ship-and-Pack stores. During 2004, Net2Auction had no significant revenue, and was in the process of locating suitable drop-off locations, and finding suitable office space for the operational headquarters in San Diego. In 2005, Net2Auction has generated revenue and established several drop-off locations.

9. It appears that you report having one operating segment. Based upon the information included in your Form 10-K it appears that you may have multiple operating segments based on the various acquisitions that you have entered into. In a supplemental response, please provide us with the analysis that you performed in determining your SFAS 131 operating segments. How did you consider the factors addressed in paragraph 10 of SFAS 131? If you are relying upon the aggregation criteria in SFAS 131, please show us how you considered the factors addressed in paragraph 17.

RESPONSE:

Pursuant to paragraph 10 of FAS 131, an operating segment would be a component of an enterprise if it: 1) engages in activities from which revenue may be earned and expenses are incurred, 2) has results that are reviewed by the enterprise's chief operating decision maker, and 3) has available discrete financial information. However, under FAS-131, a reportable segment is one that accounts for a sufficient amount of the overall enterprise's activities to warrant disclosure of separate information. FAS-131 adopted a "management approach" for determining the segment information to be disclosed. The segments disclosed under the provisions of FAS-131 should correspond with the segments used by the company management in assessing the performance of the overall entity. During 2004, the Company's management decided that no segment had a sufficient amount of the overall activity to warrant segment disclosure. In addition, separate filings are available to the public for each corporation. Finally, pursuant to an inquiry to the SEC in June 2002, we were informed that OTCBB companies reporting under Regulation S-B were not required to provide segment information required for other companies filing in accordance with the provisions of Regulation S-K.


 10. We note your write-off of a lease in the amount of $1.7 million during 2004. Tell us why this amount was previously recorded as a note receivable before being written off. Tell us who owed this amount and what were the terms of the note receivable, in addition, tell us the purpose of entering into this transaction in the year 2000. It appears that you issued a convertible note payable that was later converted into shares of common stock and now you have written off the entire amount. We may have further comment.

RESPONSE:

The $1,700,000 acquisition was recorded on our balance sheet as Oil and Gas Properties starting in the year ended December 31, 2000, the year of the acquisition. The original transaction was recorded when the Company acquired West Texas Real Estate, Inc. in exchange for a convertible note payable in the amount of $1,700,000. The term of the promissory note extended until the $1.7 million was paid by the Company and provided for interest at seven and one-half percent (7 1/2 %) per annum. That note was converted into common stock later that year. West Texas Real Estate had audited financial statements listing the value of the Oil and Gas Properties at $10,000,000. The Company recorded the Oil and Gas Lease at $1,700,000, the amount paid for West Texas Real Estate (via a convertible debenture). In October of 2004, the lease expired, and the Company wrote off the asset. It appears that the notes to the financial statement show "note receivable" rather that "note payable". This error will be corrected. The Company effected this acquisition in an attempt to diversify its assets and attempt to acquire revenue generating assets.

11. We note that you acquired a 40% interest in Eagle Rider effective January 27, 2004. Tell us how you determined the amount of the investment ($71,500). What was the value of the shares that you issued to obtain the 40% interest and how was this valued determined? It appears that you are accounting for this investment using the equity method of accounting. Please revise to provide your accounting policy as it relates to using the equity method of accounting. Tell us where you have recorded the equity in earnings or losses in the income statement. In addition tell us how you determined to show a $71,500 outflow in the cash flow statement. We may have further comment.

RESPONSE:

The Company used cash and issued stock to obtain a 40% interest in four Eagle Rider franchise locations. The previous owner of the 40 % interest in these stores sold his interest to the Company for cash and stock. The Company had a letter of intent with the 60% owner to purchase his shares so the Company would end up with 100% of those locations. Prior to closing the 60% interest, the Company determined that the financial and economic value of obtaining the franchises was less attractive because of changes in financing options. Therefore, the Company negotiated to sell its 40% interest for $71,500. Because the Company had offered to sell its 40% interest for $71,500, it was determined appropriate to write-down the investment to this amount, and write-off the excess. The financial statements will be modified to reflect this transaction.

 12. As it relates to your investment in Eagle Rider please tell us how you determined that you weren't required to disclose financial information related to your investment. For reference see Item 310(b)(2)(iii) of Regulation S-B.

RESPONSE:

The Company had no control over the day-to-day operations, and at the time of the preparation of the financial statements, had no interest in going forward with the investment. Accordingly, the Company owned a minority interest in two private closely-held corporations and the Company determined that the value was minimal.

 13. We note the acquisition of the rights to POS software and hardware for 25,000,000 shares of R-144 common stock from Curtis Chambers. Tell us how this transaction affects the company and tell us how the Company acquired the rights to this software and hardware by the issuance of shares that don't appear to belong to the Company. We may have further comment.

RESPONSE:

The Company issued 25,000,000 shares of its restricted common stock to Curtis Chambers to obtain software and hardware. Later, the Company transferred the software and hardware to RoboServer Systems Corp in exchange for 25,000,000 shares of restrictive common stock in RoboServer and became a majority shareholder in RoboServer. Pursuant to the terms of the original acquisition from Curtis Chambers, if the Company (AMRE) ever transferred the assets to another company, and that company was a publicly traded company, then Mr. Chambers would return 12,500,000 shares of AMRE restricted stock. The net effect was that the Company exchanged 12,500,000 shares of its restricted common stock to receive the software and hardware which the Company exchanged for 25,000,000 shares of restricted stock in RoboServer Systems Corp. At December 31, 2004, the Company owned less than 50% RoboServer Systems, and it was determined that the investment in RoboServer should be accounted for as an investment in Marketable Securities on the balance sheet at the value of consideration given (stock) in the original transaction.

14. Please tell us the portion of voting rights of RoboServer Systems Corp that are owned by AmeriResource and what portion is owned by the officer and director of AmeriResource at December 31, 2004. In addition, we note that you consolidated RoboServer Systems in the quarter ended March 31, 2005. Please tell how you determined that RoboServer Systems should not have been consolidated for the year ended December 31, 2004. Please cite the relevant accounting literature in your response. We may have further comment.


RESPONSE:

The total outstanding stock at December 31, 2004 for RoboServer was 53,226,523 common shares, and 6,500,000 shares of preferred stock with a voting preference of 10 shares of common stock for each preferred share owned. The Company (AMRE) owned 25,000,000 shares of common stock. Delmar Janovec owned 3,250,000 shares of preferred stock, and 5,000,000 shares of restricted common stock. At December 31, 2004, the Company and its auditor concluded that the investment in RoboServer should be accounted for as marketable securities since RoboServer common stock is publicly traded, has a market value, and the Company did not meet the requirements for consolidation. During the first quarter of 2005, the new accountants determined that the investment should be accounted for as a subsidiary since the Company had acquired sufficient control during the first quarter.

 15. We note that a number of acquisitions and dispositions took place in the year ended December 31, 2004. Please tell us how you determined the acquisitions individually and in aggregate were not material and did not require pro forma financial statements and historical audited financial statements of the acquired entities. Reference is made to
         Item 310(b)(2)(iv) of Regulation S-B.

RESPONSE:

The entities acquired in 2004 had minimal activity during the year, and were in the process of establishing headquarters and obtaining financing for operations. RoboServer Systems Corp. was developing and deploying point of sales (POS) solutions with an emphasis on the self-serve kiosk application. Originally, these operations had been merged with a private entity and under the control of AmeriResource. RoboServer Systems Corp. became publicly traded during the year ended December 31, 2004. The company had no assets or revenues at the time of acquisition by AmeriResource.


Net2Auction, Inc. was creating the "auction store within a store" business model with Pack and Ship Centers. These Pack and Ship Centers were either private stores or franchised stores. Net2Auction had little activity during 2004, and was under the control of AmeriResource. Net2Auction became publicly traded during 2005. The company had no assets or revenues at the time of acquisition by AmeriResource.

Note 2. Related Party Transactions


 16. We note a related party loan of $19,736 but did not see the receipt of funds in the cash flows from financing activities. Please advise.

RESPONSE:

Consolidated Statement of Cash Flow will be amended to reflect this as a separate line item. This amount was netted as a part of the "Increase in note payable".

         Please feel free to contact me if you have any questions or require any further information regarding these matters.

Sincerely,

AMERIRESOURCE TECHNOLOGIES, INC.

/s/Delmar Janovec
-----------------
Delmar Janovec
President